200 Peach Street (71730)
P O Box 7000
El Dorado, AR 71731-7000
(870) 862-6411
FAX (870) 864-6371

December 3, 2010

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

100 F Street, NE – Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Murphy Oil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Response Letter Dated August 4, 2010

File No. 1-08590

Dear Mr. Schwall:

This letter is Murphy Oil Corporation’s response to your staff comment letter dated November 18, 2010. For ease of review, the staff comments from that letter are included below in bold text, which are then followed by our response.

General

1.	We note your response number 2. Disclose that information in your filing and expand that information to describe and quantify the resources available to the OSRP and to identify the Qualified Individual and Spill Response Management Provider. If you are a member of the Clean Gulf Associates or Marine Spill Response Corporation, provide comparable information about those entities.

We agree to include disclosure in future Form 10-K filings regarding the Company’s existing Oil Spill Response Plans for offshore operations. We have revised our previously provided response in the paragraphs that follow to further address your request for additional information.

Each Murphy offshore facility in the Gulf of Mexico has in place an Emergency Evacuation Plan (EEP) and an Oil Spill Response Plan (OSRP). In the event of an explosion, personnel would be evacuated immediately in accordance with the EEP and the OSRP would be activated if needed. In the event of an oil spill, the OSRP would be executed as needed. The EEP is approved by U.S. Coast Guard (USCG) and the OSRP is approved by Bureau of Ocean Energy Management (formerly the Minerals Management Service). The Company also has comprehensive emergency and spill response plans for offshore facilities in international waters.

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

December 3, 2010

Murphy’s OSRP has three Qualified Individuals (QIs) who are further supported by four contract QIs from O’Brien’s Response Management Incorporated (O’Brien’s), which is a large and reputable spill response management provider in North America. O’Brien’s will also act as our Incident Command Post to coordinate a Murphy spill response effort.

Murphy utilizes a consortium of companies to provide response equipment and personnel. Clean Gulf Associates (CGA) has been contracted to provide spill containment and recovery equipment, including skimmers, boom, and vessels such as fast response boats and high volume open sea skimmer barges. Also, CGA has hired other companies such as National Response Corporation (NRC) to store and maintain response equipment and provide certified tanks and barges. Murphy is a founding member of Marine Preservation Association, which provides access to Marine Spill Response Corporation assets to support marine spills in the Gulf of Mexico and other offshore areas. Additionally, Murphy has an agreement with Airborne Support Incorporated (ASI) to provide aerial dispersant spraying services.

We hope this letter will satisfy your request for further information. Please direct any further inquiries to my attention.

Sincerely,

/s/ Kevin G. Fitzgerald
Kevin G. Fitzgerald
Senior Vice President and Chief Financial Officer

JWE/rs

c: Doug Brown – SEC